Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111-4006

July 28, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Attention:  Mr. James O’Connor

Re:

Post-Effective Amendment to Registration Statement on Form N-14 of RS Investment Trust (the “Trust”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 23, 2010 (File No. 333-167725) (the “Amendment”)

Dear Mr. O’Connor:

This letter responds to a comment of the staff of the Commission (the “Staff”) provided by e-mail by Mr. James O’Connor on July 25, 2010, regarding the Amendment.  The Amendment relates to the proposed acquisition of the assets and liabilities of Oak Value Fund, a series of Oak Value Trust, by RS Capital Appreciation Fund, a series of the Trust (the “Acquiring Fund”) in exchange for Class A shares of the Acquiring Fund.  For convenience of reference, Mr. O’Connor’s comment has been summarized before the Trust’s response.

Comment:  In light of the sentence in the Acquiring Fund’s Principal Investment Strategies section that states that the Fund typically invests primarily in the securities of U.S. large capitalization companies, please add disclosure to define “U.S. large capitalization companies” in terms of an asset-size range.

Response:  The following sentence has been added in the Principal Investment Strategies section of the Acquiring Fund:

“The Fund’s investment team currently considers a company to be large-capitalization if its market capitalization is between $1.0 billion and the market capitalization of the largest company included in the S&P 500® Index on the last day of the most recent quarter (currently, approximately $291 billion, based on the size of the largest company on June 30, 2010).”

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As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Should you have any questions, please do not hesitate to call me at (415) 315-6302.  Thank you for your assistance.

Very truly yours,

/s/ MATTHEW GAARDER-WANG

Matthew Gaarder-Wang

cc:	Benjamin L. Douglas, RS Investment Trust
Timothy W. Diggins, Ropes & Gray LLP
Elizabeth J. Reza, Ropes & Gray LLP